CanAlaska Ventures Ltd.

FOR IMMEDIATE RELEASE

NEWS RELEASE

CANALASKA VENTURES LTD. CHANGES ITS NAME TO CANALASKA URANIUM LTD.

Vancouver, BC – October 10, 2006.  CanAlaska Ventures Ltd. (the “Company”) is pleased to announce that effective the opening of markets on Wednesday, October 11, 2006, the Company’s name will be changed to CanAlaska Uranium Ltd.  As a result of the name change, the CUSIP number of the Company’s common shares has changed from 137089 10 8 to 13708P 10 2.  The Company’s common shares will continue to trade on the TSX Venture Exchange under their current stock symbol, “CVV”.

The change of the Company’s name was approved by the shareholders at the Company’s shareholder meeting held on September 20, 2006.

At the same meeting, the shareholders also re-elected the Company’s previous four directors, Messrs. Harry Barr, Hubert Marleau, Colin Bird, and Bernard Barlin.  In addition, Mr. Peter Dasler was newly elected as the Company’s fifth director.  Mr. Dasler has been the President & CEO of the Company for the past two years.  The board of directors wishes to welcome Mr. Peter Dasler to the board.

The Company is also pleased to announce that Mr. Emil Fung has been appointed Vice-President, Corporate Development.  His background in investment banking and nuclear engineering will further add to the Company’s technical and business development strengths.

On behalf of the Board of Directors

Peter Dasler, P. Geo.,  President & CEO

CanAlaska Ventures Ltd.

Contact for CanAlaska Ventures Ltd.:

Emil Fung, Corporate Development

Tel: +1.604.685.1870

Toll Free (N. America): 1-800-667-1870

info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.